January 4, 2012

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	Northland Cable Properties Seven Limited Partnership
Schedule 13E-3 filed December 1, 2011
File No. 005-83184

PREM filed on Schedule 14A filed on December 1, 2011
File No. 001-16718

Dear Mr. Duchovny:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated December 27, 2011 (the “Comment Letter”) regarding the above-referenced preliminary proxy statement (the “Proxy Statement”) and above referenced Schedule 13E-3 (the “Schedule 13E-3”) filed by Northland Cable Properties Seven Limited Partnership (“NCP-Seven”) and Northland Communications Corporation on December 1, 2011. The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Accompanying this letter is an amended Proxy Statement and Schedule 13E-3, marked to show changes from the Proxy Statement and Schedule 13E-3 as filed with the SEC on December 1, 2011. Page references in this letter refer to the corresponding pages in the amended Proxy Statement.

Schedule 13E-3

Comment No. 1

We note that Northland Cable Television, Inc. is an affiliate of the general partner of NCP-Seven and is a Purchaser. We believe NCTI is also engaged in the going private transaction. Please add NCTI as a filing person on the Schedule 13E-3 or explain why it should not be so included.

January 4, 2012

Response to Comment No. 1

In response to the Staff’s comment, NCP-Seven has revised the cover page and Introduction of the Schedule 13E-3 to reflect that Northland Cable Television, Inc. is a filing person. Further, Northland Cable Television, Inc. has signed the amended Schedule 13E-3 as a filing person.

Comment No. 2

We note that the disclosure in the proxy statement suggests you believe Messrs. Whetzell and Clark are filing persons in the going private transaction: (i) they disclosed their fairness determination relating to the going private transaction, and (ii) they analyzed each of the final bids received from the three initial bidders and provided reasons for the proposed transactions that are discussed in the proxy statement. We also note that in a similar transaction in 2007, these individuals were included as filing persons. We believe these persons are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. For guidance, refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response to Comment No. 2

In response to the Staff’s comment, NCP-Seven has revised the cover page and Introduction of the Schedule 13E-3 to reflect that John Whetzell and Richard Clark are filing persons. Further, Messrs. Whetzell and Clark have signed the amended Schedule 13E-3 as filing persons.

Comment No. 3

Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Response to Comment No. 3

In response to the Staff’s comment, Northland Cable Television, Inc., Mr. Whetzell and Mr. Clark have each signed the amended Schedule 13E-3 as filing persons. In addition, NCP-Seven has added disclosure on page 3 of the Proxy Statement to include the information required by Schedule 13E-3 and its instructions for all filing persons.

January 4, 2012

Comment No. 4

General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons added in response to the preceding comments.

Response to Comment No. 4

In response to the Staff’s comment, NCP-Seven has added disclosure on page 3 of the Proxy Statement to reflect the status of John E. Iverson as Secretary and a director of the managing general partner, Northland Telecommunications Corporation, and Northland Cable Television, Inc., Gary S. Jones as President of the managing general partner, Northland Telecommunications Corporation, and Northland Cable Television, Inc., and Richard J. Dyste as Chief Operating Officer of the managing general partner, Northland Telecommunications Corporation, and Northland Cable Television, Inc.

Item 4. Terms of the Transaction, page 2

Comment No. 5

Please provide the disclosure required by Item 1004(b) of Regulation M-A with respect to all filing persons.

Response to Comment No. 5

In response to the Staff’s comment, NCP-Seven has added disclosure on page 2 of the Proxy Statement.

Introduction

Comment No. 6

We note your disclaimers in the penultimate paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3. Please revise or delete these disclaimers as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person’s Schedule 13E-3.

Response to Comment No. 6

In response to the Staff’s comment, NCP-Seven has deleted the disclaimers that appeared in the penultimate paragraph of the Introduction section of the Schedule 13E-3.

January 4, 2012

Comment No. 7

Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

Response to Comment No. 7

In response to the Staff’s comment, NCP-Seven has deleted the disclaimers that appeared in the last paragraph of the Introduction section of the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

Comment No. 8

Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response to Comment No. 8

In response to the Staff’s comment, NCP-Seven has added a heading on the top of page 1 of the Proxy Statement and the form of proxy card on Exhibit A to the Proxy Statement to identify the documents as “Preliminary Copies.”

Summary Term Sheet, page 1

Conditions to Closing the Proposed Transactions, page 4

Comment No. 9

Please revise your disclosure for each transaction to clarify whether the opinion you have received from Duff & Phelps satisfies the related closing condition described in this section.

Response to Comment No. 9

In response to the Staff’s comment, NCP-Seven has added disclosure on pages 5 and 51 of the Proxy Statement.

January 4, 2012

Fairness of the Proposed Transactions, page 8

Comment No. 10

Please tell us what consideration you have given to disclosing whether the managing general partner, NCP-Seven and Messrs. Whetzell and Clark believe the terms of the going private transaction (including the asset sales and the estimated liquidation distributions) are fair to NCP-Seven and its unaffiliated limited partners. Refer to Item 1014(a) of Regulation M-A.

Response to Comment 10

In response to the Staff’s comment, NCP-Seven has added disclosure on page 8 and beginning on page 28 of the Proxy Statement to clarify the fairness assessment of the Proposed Transactions by all of the filing persons.

Summary Historical Financial Information, page 11

Comment No. 11

The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section.

Response to Comment No. 11

In response to the Staff’s comment, NCP-Seven has moved the section entitled “Summary Historical Financial Information” to page 43 of the Proxy Statement.

Comment No. 12

With a view toward revised disclosure, please tell us why the ratio of earnings to fixed charges is not applicable.

Response to Comment No. 12

In response to the Staff’s comment, NCP-Seven has added disclosure to footnote 1 on page 43 of the Proxy Statement.

Likely Consequences of Your Vote, page 9

Comment No. 13

Identify the two affiliates of the managing general partner whom you reference to collectively hold 33 limited partnership interest units.

January 4, 2012

Response to Comment No. 13

In response to the Staff’s comment, NCP-Seven has added disclosure on page 9 of the Proxy Statement.

Special Factors of the Proposed Transactions

Chronology of Events Leading Up to the Proposed Transactions, page 13

Comment No. 14

Please clarify your disclosure on page 15 regarding the limited partners’ “numerous” requests for liquidity. Clarify your use of the term “numerous.” In addition, clarify whether the “numerous” requests for liquidity were from affiliated limited partners, unaffiliated limited partners, or both.

Response to Comment No. 14

In response to the Staff’s comment, NCP-Seven has revised its disclosure on pages 12 and 14 the Proxy Statement. NCP-Seven advises the staff supplementally that it would be impossible to quantify the number of inquiries received from NCP-Seven’s limited partners regarding requests for liquidity.

Comment No. 15

We note that the initial range of the TruVista bid for the Toccoa system was $10.5 million to $12 million, while the final bid was $8.9 million. We also note that none of the other final bids were lower than the low end of the initial bids’ range. Please clarify to explain this decrease in the TruVista bid.

Response to Comment No. 15

In response to the Staff’s comment, NCP-Seven advises the Staff that TruVista reduced its final bid for the Toccoa system below its initial range of $10.5 million to $12.0 million based on further due diligence and information received between the submission of TruVista’s initial bid range and its final bid.

January 4, 2012

Comment 16

Please revise your disclosure to describe any meetings with the bidders or any efforts made to obtain a higher price for each system. The current disclosure suggests that RBC conducted the bidding process in writing, without the participation of the company or its officers and that there was no attempt to obtain increased bids from each bidder.

Response to Comment 16

NCP-Seven advises the Staff that it engaged RBC to administer a disciplined bid process designed to yield the greatest value for the systems. Consistent with bidding processes typically used in the cable television industry, RBC employed a closed/sealed bid process. The use of a closed/sealed bid process was also important since affiliates of the managing general partner submitted bids for each of the systems. Therefore, the managing general partner did not participate with RBC in any efforts to influence the bids submitted by the bidders for the systems.

Comment 17

Please explain the meaning of the acronym “SCF” as it appears on the table on page 16.

Response to Comment 17

In response to the Staff’s comment, NCP-Seven has revised the tables on page 14 of the Proxy Statement to replace the acronym “SCP” with “System Cash Flow.”

Comment 18

Describe the terms of the agreement your affiliate Northland Cable Properties entered into with TruVista for the “geographically-related cable system” (page 16).

Response to Comment 18

In response to the Staff’s comment, NCP-Seven has added disclosure on page 15 of the Proxy Statement.

Reasons for the Proposed Transactions, page 16

Comment 19

Please revise the first bullet point on page 16 to explain how the filing persons considered the company’s business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company’s industry, industry trends and economic and market conditions. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons’ analysis?

January 4, 2012

Response to Comment 19

In response to the Staff’s comment, NCP-Seven has deleted the first bullet point on page 15 of the Proxy Statement.

Comment 20

Quantify the cost of ongoing public reporting and securities law compliance (page 16).

Response to Comment 20

In response to the Staff’s comment, NCP-Seven has added disclosure on page 16 of the Proxy Statement.

Risk Factors Pertaining to the Proposed Transactions, page 23

Comment 21

Please move this section so it appears after the disclosure required by Items 7, 8 and 9 of Schedule 13E-3.

Response to Comment 21

In response to the Staff’s comment, NCP-Seven has moved the section entitled “Risk Factors Pertaining to the Proposed Transactions” to page 22 of the Proxy Statement.

Comment 22

Clarify why Duff & Phelps did not separately opine on the fairness of each of the Proposed Transactions.

Response to Comment 22

NCP-Seven advises the Staff that it considered engaging Duff & Phelps to opine on the fairness of each of the Proposed Transactions. The managing general partner of NCP-Seven determined that because a thorough, independent bidding process was conducted and its goal is to wrap up the partnership and analyze the overall consideration to be received for NCP-Seven’s assets, obtaining separate fairness opinions for each of the Proposed Transactions did not warrant the additional costs that would be incurred by NCP-Seven.

January 4, 2012

Fairness of the Proposed Transactions, page 29

The Managing General Partner’s Belief as to Fairness, page 29

Comment 23

Please revise this section to clarify whose fairness determination is disclosed.

Response to Comment 23

In response to the Staff’s comment, NCP-Seven has revised the title of the heading of the section on page 28 of the Proxy Statement to read “The Belief as to Fairness of the Managing General Partner, Mr. Whetzell and Mr. Clark.”

Comment 24

We note that the managing general partner considered and reviewed Duff & Phelps’s opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34- 17719 (April 13, 1981). Please revise to clarify whether the filing persons adopted the financial advisors’ analysis and opinion. Alternatively, provide the disclosure required by Item 1014(b) (and the related instructions) of Regulation M-A.

Response to Comment 24

NCP-Seven advises the Staff that it has not expressly adopted Duff & Phelps’ opinion as its own. Instead, the opinion obtained from Duff & Phelps was just one of a wide variety of factors reviewed and considered by the managing general partner, Mr. Whetzell and Mr. Clark in their evaluation of the fairness of each of the Proposed Transactions.

Comment 25

We note your disclosure under the caption “Net Book Value, Liquidation Value and Going Concern Value” that “each of those parties has concluded that the amount to be received by NCP-Seven upon the sale of the entirety of NCP-Seven’s assets is fair to the limited partners of NCP-Seven.” We are unable to find a basis for such “conclusion” in your disclosure. Please advise or revise.

January 4, 2012

Response to Comment 25

In response to the Staff’s comment, NCP-Seven has deleted the statement that “each of those parties has concluded that the amount to be received by NCP-Seven upon the sale of the entirety of NCP-Seven’s assets is fair to the limited partners of NCP-Seven” because the liquidation value of NCP-Seven was just one of a wide variety of factors considered by the managing general partner, Mr. Whetzell and Mr. Clark in their ultimate conclusion that the terms of the Proposed Transactions are reasonable and fair to the unaffiliated limited partners of NCP-Seven.

Comment 26

With respect to the same paragraph, please disclose the basis for the disclosure in the last full sentence on page 30.

Response to Comment 26

In response to the Staff’s comment, NCP-Seven has added disclosure on page 29 of the Proxy Statement.

Comment 27

With respect to the same paragraph, please revise the last sentence of the bullet point to disclose the conclusion reached by the managing general partner as to the company’s going concern value “based on current operations and performance.”

Response to Comment 27

In response to the Staff’s comment, NCP-Seven has added disclosure on page 30 of the Proxy Statement.

Opinion of Duff & Phelps, page 31

Comment 28

We note your disclosure on page 32 that Duff & Phelps reviewed management projections provided to them by the managing general partner with respect to their preparation of its fairness opinion. Please revise to disclose all projections prepared by management (including the Original and Revised Plans referenced on page 34) and provided to the fairness advisor.

Response to Comment 28

NCP-Seven advises the Staff that the management projections disclosed on page 36 of the Proxy Statement (including the Original and Revised plans) constitute all of the projections prepared by management and provided to Duff & Phelps.

January 4, 2012

Comment 29

We note the statement on page 33 that “[t]he basis and methodology of Duff & Phelps’s opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes.” This statement appears to be inconsistent with the balance of your disclosure addressing the fairness to limited partners of the Proposed Transactions from a financial perspective. Please remove this statement from the proxy statement. In the alternative, please clarify the use of such a disclaimer.

Response to Comment 29

NCP-Seven advises the Staff that it engaged Duff & Phelps to prepare an analysis of whether the consideration to be received by NCP-Seven in the Proposed Transactions, in the aggregate, was fair from a financial point of view to NCP-Seven. NCP-Seven has revised its disclosure in the Proxy Statement to clarify that the opinion of Duff & Phelps addresses the fairness to NCP-Seven.

Comment 30

Further, we note the assertion on page 33 that “[t]o the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’s opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon.” Please explain to us, with a view toward disclosure, whether Duff and Phelps intends to notify limited partners if it becomes aware that the facts or assumptions upon which its opinion has been based have been proven untrue. If so, advise us how any such notification will be given. In addition, please revise your disclosure to remove the implication that limited partners are not free to rely upon the opinion to inform their investment decision before such notification is given.

Response to Comment 30

NCP-Seven advises the Staff that it engaged Duff & Phelps to prepare an analysis of whether the consideration to be received by NCP-Seven in the Proposed Transactions, in the aggregate, was fair from a financial point of view to NCP-Seven. Since the Duff & Phelps opinion was designed specifically for the express purpose of the Board of Directors of NCP-Seven, Duff & Phelps is under no obligation to provide notification to the limited partners of NCP-Seven if it were to become aware that the facts or assumptions upon which its opinion has been based have been proven untrue.

Comment 31

Please refer to the disclosure under the captions “Fundamental Valuation Analysis” and “Market Approach.” Please revise to clarify, if true, that the Discounted Cash Flows Analysis is the Fundamental Valuation Analysis and that the Selected Public Company Analysis and the Selected Transaction Analysis represent the Market Approach.

January 4, 2012

Response to Comment 31

NCP-Seven advises the Staff that the Fundamental Valuation Analysis includes the Discounted Cash Flow Analysis as well as the Selected Public Company Analysis and the Selected Transaction Analysis. The disclosure under “Fundamental Valuation Analysis” has been revised to include a statement which defines this. Also, NCP-Seven has added language in the “Market Approach” section on page 37 to state Duff & Phelps used both the Selected Public Company Analysis and the Selected Transaction Analyses to help determine the enterprise value.

Comment 32

Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (ii) the enterprise values for each comparable company used in the Selected Public Company analysis.

Response to Comment 32

In response to the Staff’s comment, NCP-Seven has added disclosure beginning on page 36 that includes the data underlying the Revised and Original Plans, which were used in the Discounted Cash Flow Analysis. In addition, NCP-Seven has added a column to the Market Multiples table on page 38 that includes the total enterprise value for each public company comparable and the implied transaction multiples for NCP-Seven.

Comment 33

With respect to the Discounted Cash Flows Analysis, explain the meaning of betas and provide the basis for Duff & Phelps’s selection of perpetuity growth rates of 2.5% to 3.5%.

Response to Comment 33

In response to the Staff’s comment, NCP-Seven has added disclosure on page 35 of the Proxy Statement that includes a definition of beta and explains the selection of the 2.5% to 3.5% range.

January 4, 2012

Comment 34

With respect to the market multiples disclosed in the table on page 36, please provide the comparable measures for NCP-Seven. Similarly, provide comparable NCP-Seven measures to the M&A Transaction Multiples disclosed on page 37.

Response to Comment 34

In response to the Staff’s comment, NCP-Seven has added disclosure to the Market Multiples table on page 38 of the Proxy Statement and the M&A Transaction Multiples table on page 39 of the Proxy Statement that includes the implied transaction multiples for NCP-Seven.

Comment 35

Refer to the section captioned “Fundamental Valuation Analysis Conclusions.” Please revise to disclose the source of the low and high end of the valuation range under the market approach of $9,700 and $15,500, respectively.

Response to Comment 35

In response to the Staff’s comment, NCP-Seven has added disclosure beginning on page 40 of the Proxy Statement that includes the range of multiples applied to derive the enterprise value range. This detail provides the back-up for the range provided on the market approach in the “Fundamental Valuation Analysis Conclusion” section.

Comment 36

Refer again to the section captioned “Fundamental Valuation Analysis Conclusions.” We note that first six low and high multiples under the heading “Implied Multiples based on Original Plan” are all lower than the low end of the range in each of the analyses presented in the proxy statement. Please revise explain why that is the case and, in an appropriate location of the proxy statement, how the managing general partner obtained comfort from these analyses given the conclusions presented. Also, please disclose why Duff & Phelps and the managing general partner believed the comparative companies and transactions were sufficiently illustrative of the industry to support a fairness opinion if the subject companies and transactions were so different from NCP-Seven (as described at the top of page 38).

January 4, 2012

Response to Comment 36

In response to the Staff’s comment, NCP-Seven has added disclosure on page 40 of the Proxy Statement that provides additional explanation of how Duff & Phelps performed a search to identify relevant publicly traded companies and the factors that were taken into consideration in this analysis.

NCP-Seven advises the Staff that the managing general partner considered the factors outlined by Duff & Phelps that would differentiate the specific assets of NCP-Seven relative to those metrics presented for public companies and private transactions. Based on the managing general partner’s experience in buying and selling these types of assets and the unique characteristics of specific assets, discounted cash flow was the primary methodology used by Duff & Phelps that the managing general partner considered in its determination of fairness with respect to the proposed transactions. This is the primary methodology that would take into account the specific and unique characteristics of NCP-Seven’s assets and its ability to generate future free cash flows. Although relevant information, the managing general partner did not rely substantively on market multiples of EBITDA and price per sub of public companies or private transactions.

Compensation and Material Relationships, page 39

Comment 37

Please disclose the fees paid to RBC. See Item 1011 of Regulation M-A.

Response to Comment 37

In response to the Staff’s comment, NCP-Seven has added disclosure beginning on page 13 of the Proxy Statement.

Dissolution and Liquidation Consequences of the Proposed Transactions, page 51

Comment 38

We note that your estimates of distributions to be made to limited partners do not include administrative costs of dissolving and winding up NCP-Seven. Please disclose whether these costs are already included in the $170,000 referenced in footnote 4 on page 52. If not, please disclose whether you believe those costs will be significant.

Response to Comment 38

In response to the Staff’s comment, NCP-Seven has revised the disclosure on page 56 of the Proxy Statement to clarify the nature of the costs of dissolving and winding up NCP-Seven. NCP-Seven advises the Staff that of the $295,000 in estimated costs to be incurred by NCP-Seven in dissolving and winding up the partnership, it estimates that $170,000 would be paid to the managing general partner.

January 4, 2012

Financial Statements, page 74

Comment 39

Please disclose the book value per unit as required by Item 1010(a)(4) of Regulation M-A.

Response to Comment 39

In response to the Staff’s comment, NCP-Seven has added disclosure on page 77 of the Proxy Statement.

Exhibit E. Duff & Phelps Opinion Letter

Comment 40

We note on page 5 of the opinion that it may not be used by any person other than the Board of Directors “without Duff & Phelps’ express consent.” Please confirm supplementally that Duff & Phelps has given its consent for the Opinion to be included in your proxy statement.

Response to Comment 40

In response to the Staff’s comment, NCP-Seven confirms that Duff & Phelps has given its consent for its fairness opinion to be included in the Proxy Statement.

January 4, 2012

Each filing person of the Schedule 13E-3 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note with thanks and approval the Staff’s extraordinary effort in providing NCP-Seven with the Comment Letter less than 30 days after the Proxy Statement and the Schedule 13E-3 was filed. If you have any questions concerning the foregoing, please contact Georges H.G. Yates at (206) 359-3402 or Brad Owens at (206) 359-8125.

Very truly yours,

/s/ GEORGES H.G. YATES

Georges H.G. Yates

Enclosures

cc:	Northland Cable Properties Seven Limited Partnership